Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(dollars in thousands)	2008	2007	2008	2007
Earnings: (Loss) income before (credit) provision for income taxes	$(574,374)	$ 78,722	$(683,451)	$ 96,036
Interest expense	297,997	303,014	895,092	897,207
Implicit interest in rents	5,932	5,459	19,527	16,138
Total earnings	$(270,445)	$387,195	$ 231,168	$1,009,381
Fixed charges: Interest expense	$ 297,997	$303,014	$ 895,092	$ 897,207
Implicit interest in rents	5,932	5,459	19,527	16,138
Total fixed charges	$ 303,929	$308,473	$ 914,619	$ 913,345
Ratio of earnings to fixed charges*	(0.89)	1.26	0.25	1.11

*

Earnings were inadequate to cover total fixed charges by $574.4 million and $683.5 million for the three and nine months ended September 30, 2008.

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